

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2013

Via E-mail
Robert P. LoCascio
Chief Executive Officer
LivePerson, Inc.
475 Tenth Avenue, 5th Floor
New York, NY 10018

> **Re:** **LivePerson, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **File No. 000-30141**

Dear Mr. LoCascio:

We have reviewed your letter dated January 9, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 11, 2012.

General

1. As previously requested, in connection with responding to our comments, please provide, in writing, a statement signed by the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34</u>

2.   In response to prior comment 1, you state that you believe that the bookings-related metrics referenced in the recent earnings conference calls do not represent known trends regarding the company's business that requires additional disclosure. Please explain the basis for your conclusion that the bookings-related metrics and the average deal size for historical periods do not represent material known trends regarding your contractually committed source of revenues and the company's business activities. See Item 303(a)(3)(ii) of Regulation S-K. Also explain the basis for your conclusion that backlog disclosure is not required by Item 101(c)(1)(vii) of Regulation S-K. It would appear that unfilled orders or contractual commitments to purchase should be considered backlog. If you believe that the dollar amount of the backlog orders are not material to an understanding of the company's business as a whole, explain the basis on which you conclude that the backlog levels were not material and provide quantitative information in this respect. Otherwise, please confirm that you will provide the dollar amount of your backlog orders for the two preceding years in future filings.

<u>Item 8. Consolidated Financial Statements and Supplementary Data</u>

<u>Note (9) Legal Matters, page 71</u>

3.   We note your response to prior comment 4. It appears you relied on Item 103 of Regulation S-K in determining materiality of the settlement for financial statement reporting and disclosure purposes. Please note that Item 103 of Regulation S-K requires disclosure of material pending legal proceedings for matters within its scope which is different from the financial reporting requirement to separately disclose items that have a material impact on the financial statements. As a result, please tell us what consideration was given to disclosing the settlement amount either on the face of the condensed consolidated statements of income or in the accompanying footnotes in your Form 10-Q for the quarterly period ended June 30, 2012 and provide us with an analysis supporting your conclusion.

4.   We also note your response to prior comment 4 that you will add disclosure related to your contingencies in future filings, when applicable, to clarify that an estimate cannot be made. Please provide us with the following additional information:

-   Please tell us whether you also intend to clarify in your disclosures that when there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you will indicate this possibility and either disclose an estimate of the additional loss or range of loss, or state, as you indicated in your response, that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole.

- You disclose that for certain of your legal matters you do not expect that the outcome will have a material adverse effect on your financial condition or results of operations; however, it is unclear whether the outcome will have a material adverse effect on your cash flows. Please tell us what consideration was given to disclosing whether such matters may be material to your cash flows or alternatively, your financial statements as a whole.

- You disclose that you routinely assess litigation as to the probability of ultimately incurring a liability and record your best estimate of the loss when the likelihood of loss is probable. Please clarify your policy in future filings when you determine that a loss is not probable but is reasonably possible.

- Provide us with the disclosures you expect to include in future filings regarding your contingencies.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief